Global Markets & Investment Banking
One Bryant Park — 8th Floor New York, New York 10036
646-855-6780
August 10, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Starwood Property Trust, Inc. Registration Statement No. 333-159754
Gentlemen:
We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on August 11, 2009, or as soon thereafter as possible, pursuant to Rule 430A.
The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated July 29, 2009.

N.Y.S.E.	1
Financial Services and Publications	10
FINRA	5
Underwriters	6,290
Dealers	47
Individuals & Corporations	922
MLPF&S Inc. Branch Offices	2,663

	9,938	Copies

Very truly yours,

BOFA MERRILL LYNCH
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
DEUTSCHE BANK SECURITIES INC.
CITIGROUP GLOBAL MARKETS INC.
As Representatives of the Underwriters

BY: MERRILL LYNCH, PIERCE, FENNER &
        SMITH INCORPORATED

BY:	/s/ Palma Mazzolla
Palma Mazzolla
Authorized Signatory